Helix Acquisition Corp. II

c/o Cormorant Asset Management, LP

200 Clarendon Street, 52nd Floor

Boston, MA 02116

February 7, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Paul Cline
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Helix Acquisition Corp. II
Registration Statement on Form S-1
Filed January 18, 2024, as amended
File No. 333-276591

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Helix Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 8, 2024, or as soon thereafter as practicable.

Please call Joel L. Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Helix Acquisition Corp. II

By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Chief Executive Officer and Chairperson

cc: Joel L. Rubinstein, White & Case LLP